UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42794

BTQ Technologies Corp.
(Exact Name of Registrant as Specified in Charter)

700 West Georgia Street, Suite 2500

Vancouver, British Columbia, V7Y 1B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

EXPLANATORY NOTE

Exhibits 99.1 and 99.2 to this Report of Foreign Private Issuer on Form 6-K are hereby incorporated by reference into the Company's Registration Statement on Form F-10 (File No. 333-290517).

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Condensed Interim Consolidated Financial Statements for the three and six months ended June 30, 2026
99.2	Management's Discussion & Analysis for the three months ended June 30, 2026
99.3	Form 52-109F2 - Certification of interim filings (CEO)
99.4	Form 52-109F2 - Certification of interim filings (CFO)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

BTQ Technologies Corp.
(Registrant)

Date:	August 13, 2026	By:	/s/ Lonny Wong
		Name:	Lonny Wong
		Title:	Chief Financial Officer